

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2011

Via Facsimile
Albert E. Whitehead
Chief Executive Officer
Empire Petroleum Corporation
4444 East 66th Street, Lower Annex
Tulsa, Oklahoma 74316-4207

> Re: **Empire Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 23, 2011**
> **Form 10-Q for Quarterly Period Ended June 30, 2011**
> **Filed August 12, 2011**
> **File No. 001-16653**

Dear Mr. Whitehead:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1.   We note your disclosure at page 13 that your primary business is the exploration and
        development of oil and gas interests. Please revise your disclosure to provide all the
        information required by Subpart 1200 of Regulation S-K. In this regard, we note the
        definition of "oil and gas producing activities" under Rule 4-10(a)(16) of Regulation S-X.
        For example, and without limitation, please disclose the remaining terms of your leases
        and concessions, if material. See Item 1208(b) of Regulation S-K.

2.   Please ensure that all documents intended to be filed as exhibits are correctly filed as
        exhibits. In this regard, we note that your officer certifications are not filed as exhibits,
        but are instead attached to the body of your Form 10-K.

Business, page 3

3.   We note your disclosure at page six that the Tensleep is an excellent oil reservoir with the
        potential of 700 barrels of oil per acre foot recovery. We also note your disclosure at
        page six that engineering studies have estimated the reserve potential of the prospect at
        between 1 million to 4 million barrels of oil. Please provide to us independent, third-
        party support with respect to such statements, or remove such statements from your
        disclosure.

Market for Registrant's Common Equity, Related Stockholder Matters…, page 8

4.   We note your disclosure that your common stock is traded on NASDAQ's over-the-
        counter bulletin board system. However, this does not appear to be consistent with the
        information set forth on the website of the OTC Bulletin Board at
        http://www.otcbb.com/static/symbol.stm. Such website suggests that your common stock
        is not quoted on the OTC Bulletin Board. Please advise.

Item 9A. Controls and Procedures, page 17

5.   We note that the revisions to your future filings as proposed in your correspondence
        dated September 17, 2008 are not reflected in your annual report for the year ended
        December 31, 2010; as such, we reissue the comments in our comment letter dated
        September 10, 2008.

        a.   Please revise your future filings to state whether there were any changes in your
                internal controls over financial reporting identified in connection with your
                evaluation of disclosure controls and procedures, *which occurred during your last
                fiscal quarter (the fourth fiscal quarter in the case of an annual report)* that have

materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

b.   Please revise your disclosure in future filings to more clearly state whether or not you have concluded that internal control over financial reporting is effective, as opposed to disclosing that you "believe" that it is effective.

We refer you to Item 308 of Regulation S-K for further guidance.

Exhibits

6.   Please file all material agreements required by Item 601(b)(10) of Regulation S-K. For example, and without limitation, we note your reference at page five to agreements related to your Gabbs Valley Prospect.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Exhibits 31 and 32

7.   Please amend your filing to date your certifications required by Exchange Act Rule 13a-14(a) or 15d-14(a) and Exchange Act Rule 13a-14(b) or 15d-14(b). Please note that these certifications must be signed by your principal executive officer and principal financial officer as of the filing date. Please revise. Refer to Item 601(B)(31) and Item 601(B)(32) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director